                                     FILING PURSUANT TO RULE 425 OF THE
                                     SECURITIES ACT OF 1933 AND RULE 14(a)-12 OF
                                     THE SECURITIES EXCHANGE ACT OF 1934

                                     FILER: EXCALIBUR TECHNOLOGIES CORPORATION

                                     SUBJECT COMPANY: EXCALIBUR TECHNOLOGIES
                                     CORPORATION

                                     NO. 0-9747

The following is a script first used at a September 13, 2000 conference call concerning the transaction between Intel Corporation and NBA Media Ventures, LLC described in the press release issued by Intel Corporation, Excalibur Technologies Corporation and NBA Media Ventures, LLC.


INTEL-CONVERA AND NBA AGREEMENT
QUESTIONS AND ANSWERS
SEPTEMBER 13, 2000


BACKGROUND

Intel and the National Basketball Association (NBA) announced today that they have entered into an agreement whereby Intel and the NBA will develop and distribute interactive NBA content, including enhanced broadband programming and interactive game broadcasts. The initial products to be developed under the agreement will enable users to access daily customized NBA and WNBA highlights and classic moments through NBA.com, WNBA.com and the leagues' 45 team Web sites.

Intel will assign the agreement to Convera Corporation, a new company it is in the process of forming with Excalibur Technologies. As part of today's announcement, the NBA will receive 10 percent equity stake in Convera and NBA Commissioner David Stern will join Convera's Board of Directors. The Intel-Excalibur deal is subject to regulatory approval and is expected to be completed later this fall. Today's agreement is also subject to regulatory review and the approval of the NBA's Board of Governors.

Convera's technologies and services will be used to create an end-to-end solution for the NBA and other customers to deliver their high-value content online. This agreement represents one of the first significant deals of its kind with a major entertainment provider and a major technology company and will enable a new class of services and Internet products for sports enthusiasts and basketball fans worldwide.

POSITIONING:
This agreement represents one of the first significant deals of its kind with a major entertainment company and a major technology company. The NBA and the Convera Corporation will be on the cutting edge of delivering premium content on the Internet in a secure fashion. With Intel and Excalibur Technologies and the NBA's outstanding sports content, a whole new class of products and services will become available, significantly enhancing the online experience for Internet users worldwide.

KEY MESSAGES

- This agreement represents one of the first significant deals of its kind with a major content provider and a major technology company and will enable a new class of services and Internet products for basketball fans worldwide.

- NBA is joining Intel and Excalibur in their new company venture, taking an equity stake in Convera and adding Commissioner David Stern to the Board of Directors.

- Convera and the NBA will provide users with what we believe will be a new level of interactive media such as daily-customized highlights and classic footage available on demand from the NBA's vast archives. The agreement with Intel will enhance the NBA's leadership in delivering innovative products to its fans.

- This is a significant commitment by the NBA, with the NBA taking an equity stake in Convera Corporation and Commissioner David Stern joining the Convera Board of Directors.

- This agreement combines industry-leading technology with a pillar of the sports world to bring exciting new content and services to consumers.


QUESTIONS AND ANSWERS

INTEL-NBA DEAL


Q1: What did Intel and the NBA announce today?
A1: Intel and the National Basketball Association announced that they have signed an agreement whereby Intel's Interactive Media Services division and Excalibur, through Convera Corporation, will provide services and technologies to develop and distribute interactive NBA content, including enhanced broadband programming and interactive game broadcasts, over the Broadband and Internet platforms. The NBA is also joining Intel and Excalibur in their new company venture, taking an equity stake in Convera and adding Commissioner David Stern to the Convera Board of Directors.

Q2: What are the terms of the deal?
A2: The agreement is a multi-year deal in which Intel, and after the combination, Convera, will provide technology and services and the NBA will provide its content and marketing ability for the distribution and sale of NBA Products to NBA fans and business partners.

Q3: What products will be offered?
A3: In the near term, products will include NBA game highlights and access to the NBA's extensive video archives online. Long term products (1-2 years out) will include television broadcast enhancements, where additional information is added to the broadcast signal, and enhanced game feeds where video and data is integrated.

Q4: When will real time broadcasts appear on the Internet and how many games will be broadcast?
A4: The full slate of technologies required for this activity is at least one year away. Once technologies enabling such broadcasts with quality, scalability and dependability are available we expect to broadcast enhanced game feeds on the digital platform.

Q5: How much investment is expected over the course of this deal?
A5: The parties are committing significant tangible and intangible assets to this deal, but we are not disclosing details.

Q6: Why did the NBA select Intel and Convera for this?
A6: The NBA was looking for a solid technology partner with a history of innovation and success.

Q7: Why is Intel making this announcement instead of Convera?
A7: Negotiations began on this agreement with Intel's Interactive Media Services division prior to the announcement of the Intel-Excalibur agreement. The agreement with the NBA was signed prior to the completion of the Intel-Excalibur transaction and we felt it was important to disclose it. After the formation of Convera is complete later this fall, Intel will assign the NBA agreement to Convera. The NBA deal is still subject to regulatory approval and approval by the NBA Board of Governors.

Q8: Is Convera just a division of Intel?
A8: No. Intel and Excalibur are forming a Convera Corporation as a new publicly traded company.

Q9: What kind of revenue do you expect with Convera and when?
A9:  It is too early to predict revenues.

NBA

Q10: Why did Intel select the NBA for this deal?
A10: The NBA has been progressive, innovative and motivated to be at the forefront of technology developments. The NBA has an enormous quantity of high-quality content that has tremendous global appeal. The content is data intensive and subject to both constant renewal and national and international interest. Its real time data feeds will facilitate the creation of new products.

Q11: Why is the NBA taking an equity stake in Convera?
A11: The NBA believes Convera, with its compelling technologies and services, has excellent prospect to create value for content companies. As a shareholder, the NBA will share in any value creation.

Q12: Is this an exclusive deal with Intel/Convera?
A12: The NBA will use Convera technologies and services to create a defined set of products during the course of a multi-year deal.

Q13: Does this deal represent any issues between the NBA and the major networks? A13: This transaction is entirely consistent with the NBA's present distribution arrangements and positions the NBA to enhance those arrangements in the future.

Q14: Does this mean that the NBA is turning its back on broadcast and cable as the key delivery mechanism?
A14: Not at all. We are preparing for the technologies of the future that will complement existing forms of distribution. This is about harnessing a new medium that is just emerging, to provide a higher level of service to a specific audience. We don't foresee a day when the migration of programming moves completely away from broadcast and cable TV.

Q15: Is this going to be a subscription product?
A14: We expect to create very compelling products. We expect some of the products to be advertising supported, some subscription, some on-demand, but we have not made a final determination. We anticipate using a mix of different models.

Q16: What do you mean by premium content?
A16: Personalized NBA highlights, selected historical NBA content, and real time enhanced game broadcasts (when available). As a benefit of this agreement, the user and viewer experience in the future will be vastly different than it is today. Its what you want, when you want it. A user will be able to pick and chose and customize his or her experience.

Q17: Is the NBA worried about security?
A17: This is an important reason for this transaction. The NBA takes protection of its IP assets very seriously, protecting them through both legal means and with technologies. Intel's tamper resistant content protection technology, which will become part of the technology offerings of Convera, represents a key element to the NBA's solution.

Q18: Aren't you concerned about the quality of Internet video?
A18: A variety of strategies will be deployed to offer high quality video.

Q19: What kind of revenues do you expect from this deal?
A19: This deal represents a new frontier, with new products not currently in the market. As such it is too early to predict revenues.

Q20: How will this deal impact NBA Players?
A20: We expect that there will be new revenues from this deal. When the NBA creates basketball-related income, players benefit.

INTEL-EXCALIBUR/CONVERA CORPORATION

Q21: When will Intel and Excalibur close on the new company?
A21: Later this fall

Q22: In addition to Mr. Stern, who has been designated as Board members of Convera Corporation?
A22: Current designees to the Convera Board include Gerry Parker, Andy Bryant and Ronald Whittier from Intel, Patrick Condo from Excalibur, and Herbert Allen from Allen and Company. This will not be finalized until the agreement with Intel and Excalibur is closed later this fall. In addition, Convera expects to name an additional outside director.

Q23: What specific technologies will Intel/Convera deliver as part of this agreement?
A23: There are a variety of products and services Convera brings to the agreement which are necessary to deliver high value content online in a secure fashion, enabling elements like pay per view. Geographical blocking is important to the NBA. Other technologies and services will include media indexing and searching technologies which allow fans to interact with products; tamper resistant software that allows the content to be protected(enabling Pay-per-view and subscription business models), and content distribution management that allows the final product to be distributed through any pipes or content delivery networks to a variety of digital receivers.

Q24: What did Intel bring and what did Excalibur bring to the Convera deal?
A24: Intel is contributing its Interactive Media Services Division, its patented content protection technology, and key expertise in advertising and e-commerce services, and subscriber and distribution management. Excalibur is a market-leading software company in the online content search and retrieval market segment.

Q25: What other deals are you working for Convera?
A25: We're continuing to work with potential customers in both the sports and entertainment worlds as well as corporate customers, and we anticipate other announcements in the future.

Q26: Does Convera intend to do other equity deals with major customers, content providers?
A26: Convera's strategies with other content providers will follow general business principles, investing as appropriate in the best interests of its shareholders.

Q27: Will Intel or Convera make other deals with Major Sports Leagues?
A27: The technologies and services offered by Convera are compelling. We expect that other sports leagues will want to put their premium content into the digital environment and that they will consider using Convera as a provider.

Q28: How does the future Convera compare to companies like Broadvision, Vignette, ATG?
A28: Convera is a content management company focused on media, which will work well in environments like Broadvision and Vignette.

Q29: Why did Intel's Internet Media (Streaming) Services recently negotiate a deal with Virage, an Excalibur competitor?
A29: Intel Internet Media Services (IMS), not to be confused with the Interactive Media Services group becoming part of Convera, intends to work with a number of solution providers that will help IMS deliver a solution that best meets their needs. The agreement with Virage is not exclusive.

Q30: Will Intel's Internet Media (Streaming) Services compete with Convera?
A30: Potential competition would be shaped by complex and constantly changing market factors or opportunities for each company. We anticipate that there will be opportunities for the two companies to work together, and there may be places where the two companies could compete.


Excalibur and Intel filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this preliminary proxy statement/prospectus and the definitive proxy statement/prospectus which Excalibur and Intel plan to file with the Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (703) 761-3700).

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.